EXHIBIT B

Executive Officers and Directors of Perry Corp. (other than Richard C. Perry)

Name	Principal Occupation

Randall Borkenstein	Chief Financial Officer and Treasurer
Michael C. Neus	General Counsel and Secretary
Paul Leff	Managing Director and Chief Investment Officer
Carl Berg	Managing Director
Lance Rosen	Managing Director
Elizabeth Haase	Managing Director
Daniel Goldring	Managing Director
Alp Ercil	Managing Director
Ori Uziel	Managing Director
Matthew Etheridge	Managing Director
Andy Isikoff	Managing Director
Dave Russekoff	Managing Director
Rob Stern	Managing Director
Emma Warson	Managing Director

Each of the persons listed above is a citizen of the United States of America, except for Emma Warson, who is a citizen of the United Kingdom.  The business address for each of the persons listed above is: c/o Perry Corp., 767 Fifth Avenue, 19th Floor, New York, NY 10153.